UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 5)

Zai Lab Limited

(Name of Issuer)

Ordinary Shares, par value $0.00006 per share

(Title of Class of Securities)

98887Q104 (1)

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share, par value $0.00006 per share, of the Issuer.

CUSIP No. 98887Q104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ying Du
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,862,042*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,916,378**
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,742,042***
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.78% ****
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

As of December 31, 2021. Includes (i) 120,653 Ordinary Shares held directly by the Reporting Person; (ii) 2,795,725 Ordinary Shares issuable to the Reporting Person upon exercise of stock options that are exercisable as of (or within 60 days of) December 31, 2021; and (iii) 945,664 Ordinary Shares held by certain other shareholders, including members of the Issuer’s management and their affiliates, who have granted to the Reporting Person the right to vote their shares and for which the Reporting Person may be deemed to beneficially own such shares for the purpose of this Schedule 13G based on her right to vote such shares, however she has no pecuniary interest therein.

**

Includes (i) 120,653 Ordinary Shares held directly by the Reporting Person and (ii) 2,795,725 Ordinary Shares issuable to the Reporting Person upon exercise of stock options that are exercisable as of (or within 60 days of) December 31, 2021.

***

Includes (i) 120,653 Ordinary Shares held directly by the Reporting Person; (ii) 880,000 Ordinary Shares held by 2021 AMZ GRAT (the “GRAT”), a grantor retained annuity trust of which a relative of the Reporting Person is the sole trustee and the Reporting Person is the sole beneficiary during the term of the GRAT; (iii) 2,795,725 Ordinary Shares issuable to the Reporting Person upon exercise of stock options that are exercisable as of (or within 60 days of) December 31, 2021; and (iv) 945,664 Ordinary Shares held by certain other shareholders, including members of the Issuer’s management and their affiliates, who have granted to the Reporting Person the right to vote their shares and for which the Reporting Person may be deemed to beneficially own such shares for the purpose of this Schedule 13G, however she has no pecuniary interest therein.

****

Based on an aggregate of 99,204,468 Ordinary Shares outstanding, which includes (i) 96,408,743 Ordinary Shares outstanding as of December 31, 2021 and (ii) 2,795,725 Ordinary Shares issuable to the Reporting Person upon exercise of stock options that are exercisable as of (or within 60 days of) December 31, 2021.

CUSIP No. 98887Q104

Amendment No. 5 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the Ordinary Shares, par value $0.00006 per share (“Ordinary Shares”), of the Issuer on February 26, 2018, as amended by Amendment No. 1 thereto filed on May 31, 2018, Amendment No. 2 thereto filed on February 14, 2019, Amendment No. 3 thereto filed on February 14, 2020 and Amendment No. 4 thereto filed on February 4, 2021 (as so amended, the “Schedule 13G”). Terms used in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4. Ownership.

The information requested in this item is incorporated herein by reference to the cover pages to this Amendment No. 5 to Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that the Reporting Person has ceased to be the beneficial owner of more than five percent of the Ordinary Shares, check the following: ☒

CUSIP No. 98887Q104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	/s/ Ying Du
Ying Du

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